Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media release

Roche

03022285

Basel, 2 May 2003

SUPPL

MAY - 8 2003

Roche successfully acquires Disetronic

Roche's public tender offer for Disetronic has been accepted. A total of 97.96% of Disetronic's shares were tendered to Roche within the offer period, which ended on 28 April 2003. This means that the majority of Disetronic's shareholders have accepted the offer of two Roche non-voting equity securities (Genussscheine) and 670 Swiss francs in cash for each publicly held Disetronic share. Roche now holds significantly more Disetronic shares than the 80% specified as a condition of the acquisition. The transaction was approved by all the relevant antitrust authorities a few days ago, and all resolutions required for the acquisition to go ahead were passed at an extraordinary general meeting of Disetronic's shareholders on 23 April 2003. The integration of the new business into the Roche Group will therefore commence in the first half of 2003. Disetronic's current headquarters in Burgdorf, Switzerland, will become an important centre in the Roche Diabetes Care network.

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Disetronic shareholders who have not yet accepted Roche's tender offer can still do so between 5 and 16 May 2003. The result of this second offer period will be published on 21 May 2003. If Roche is in possession of more than 98% of Disetronic's shares by this date, it will apply for the shares to be delisted. Roche reserves the right to extend this offer period, if necessary.

After the transaction is finalised, Disetronic's Infusion Systems division, whose main product line is insulin pumps, will become part of Roche Diagnostics' Diabetes Care unit. The deal will make Roche Diagnostics a leader in integrated diabetes management. It is already the world's top maker of diabetes monitoring systems. By combining the two businesses, Roche will be able to offer comprehensive diabetes management solutions. Roche is not acquiring Disetronic's other division, Disetronic Injection Systems AG, which was sold to Willy Michel, Disetronic's founder, Chairman and Delegate to the Board of Directors, effective 30 April 2003.

F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Disetronic

Disetronic, which is based in Burgdorf near Berne, Switzerland, has been a world leader in the research and development of insulin pumps and injection systems for the treatment of diabetes since 1984. Its two core businesses generated combined sales of 240.1 million Swiss francs in the first nine months of the company's 2002/2003 business year (April to December 2002), representing a year-on-year increase of 14.3% in local currencies. The Disetronic Group employs some 1,270 people worldwide. In addition to its core businesses, Disetronic is pursuing research projects in continuous glucose measurement and artificial pancreas technology with the aim of making life easier for people with diabetes.

Roche Diabetes Care

Roche Diabetes Care is one of Roche Diagnostics' five business areas and a pioneer in the development of blood glucose monitoring systems. With total sales in 2002 of 2,511 million Swiss francs and a growth rate of 14% in local currencies, Roche Diabetes Care is the market leader in its segment. Its main products are the Accu-Chek family of blood glucose meters and test strips, including Accu-Chek Compact, Accu-Chek Advantage and Accu-Chek Active. Roche Diabetes Care has facilities in Mannheim (Germany), Indianapolis (USA) and Ponce (Puerto Rico).

Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation medicine. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 62,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Further Information

- Roche Diabetes Care: http://www.accu-chek.com
- Disetronic: http://www.disetronic.com
- Artificial pancreas: http://www.roche.com/pages/downloads/science/pdf/rtdcmannh02-6.pdf
- Roche Health Kiosk / Diabetes: www.health-kiosk.ch
- Picture Accu-Chek: http://www.roche.com/med-interaktive-photolibrary-detail?id=330

All trademarks used or mentioned in this release are protected by law.

Disclaimer
The exchange offer by Roche for shares of Disetronic Holding A.G. is not being made and will not be made, directly or indirectly, in the United States. Roche is not soliciting the tender of shares of Disetronic Holding A.G. by any holder of such shares in the United States. Any securities of Roche that may be delivered in the exchange offer will not be registered under the United States securities act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
Copies of this release are not being mailed or otherwise distributed or sent in or into or made available in the United States. Persons receiving this document (including custodians, nominees and trustees) must not distribute or send such documents or any related documents in, into or from the United States.